August 23, 2007

Dennis F. Steadman, CEO
Velcera, Inc.
201 Corporate Drive
Langhorne, Pennsylvania 19047-8007

> **Re: Velcera, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment No. 2 filed August 14, 2007**
> **File No. 333-142432**

Dear Mr. Steadman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Condensed Financial Statements, page F-22

1. We note that you have recorded significant revenues in the second quarter. Based on your disclosures on page 19, it appears these revenues relate to the reimbursement of research and development expenses associated with your agreement with Novartis Animal Health. We also note your disclosures on page 23 of the registration statement. Please address the following:

Dennis F. Steadman, CEO
Velcera, Inc.
August 23, 2007
Page 2

- Revise Note 1 to disclose the material terms of the agreement with Novartis Animal Health.
- Revise Note 1 to disclose your revenue recognition policy as it relates to this agreement. In this regard, please explain to us why you believe it is appropriate to recognize "reimbursement of research and development expenses" as revenue in the period. Refer to SFAS 68.
- In this regard, we note your disclosures on page 23 that you recorded these costs as revenue based on EITF 01-14. Tell us why you believe these expenses are "out-of-pocket expenses" as referred to in EITF 01-14. In this regard, please note the guidance in paragraph 1 of EITF 01-14, which provides examples of "out-of-pocket expenses."
- We note from your disclosures on page 4 that you received certain upfront license fees from Novartis, a portion of which are subject to forfeiture in the event of termination by either party. Tell us the total amount of upfront license fees you received from Novartis and how you determined the amount to record as revenues in the quarter. As appropriate, reconcile this with your previously disclosed revenue recognition policy, which states that you recognize upfront license fees ratably over the contract term.
- Revise Note 1 to include disclosure of your accounting policy for unbilled revenue similar to your disclosure on page 23.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions on the financial statement comments, please call Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3543. For any other questions please call Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3617.

Sincerely,

Russell Mancuso
Branch Chief

cc: William M. Mower, Esq.
Via Facsimile (612) 642-8358